Exhibit 99.1

For Immediate Release

April 8, 2016

SAP Announces Preliminary First Quarter 2016 Results

Cloud Revenue Up 33% IFRS EPS Up 37% – Non-IFRS EPS Up 9% SAP Reiterates Outlook Reflecting Strong Pipeline

•	Following a record finish in 2015, solid growth in seasonally smallest quarter

•	Non-IFRS cloud and software revenue increased 5% to €3.85 billion (6% at constant currencies)

•	SAP S/4HANA momentum continues, now exceeding 3,200 customers

•	Growing operating profit amidst industry transformation in contrast to main peer

•	IFRS earnings per share up 37%, Non-IFRS earnings per share up 9% to €0.64

•	Second quarter off to a strong start with several software and cloud deals closing in early April

•	High visibility into strong second quarter and full year pipeline across all regions indicates increasing momentum as the year progresses – SAP firmly reiterates outlook

“SAP’s fundamental growth drivers are rock solid – from our best-in-class S/4HANA applications to our completeness of vision in the cloud,” said Bill McDermott, CEO of SAP. “We expect increasing momentum as the year progresses, fully consistent with our guidance for the full year. SAP continues to be a highly profitable growth company.”

“The first quarter is our seasonally smallest quarter. While EMEA and APJ showed solid execution, the Americas got off to a slower start. We successfully transformed our business in 2015, contributing to the strong rise in earnings per share,” said Luka Mucic, CFO of SAP. “With a robust pipeline across our entire portfolio we are on track to achieve our full year outlook.”

SAP Announces Preliminary First Quarter 2016 Results	Page 2

WALLDORF, Germany – April 8, 2016 – After an initial review of its first quarter 2016 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2016. All 2016 figures in this release are approximate due to the preliminary nature of the announcement.

SAP had strong growth in the cloud, ahead of its mid-term aspirations. First quarter non-IFRS cloud subscriptions and support revenue grew 33% year-over-year (33% at constant currencies) to €0.68 billion. New cloud bookings1 grew a solid 22% (25% at constant currencies) in the first quarter and reached €0.14 billion.

The rapidly growing cloud business together with solid growth in support revenue drove a record share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue reached 69% share of total revenue in the first quarter 2016.

The Company had a solid software revenue performance in EMEA and APJ. Continuing political and macroeconomic instability in Latin America, in particular in Brazil, weighed on first quarter performance. North America, coming off a very strong fourth quarter in 2015, had a slower than anticipated start to the year. SAP’s pipeline remains strong across all regions.

SAP S/4HANA momentum continued in the first quarter as customers increasingly embrace the benefits of running simple and real time. SAP added more than 500 S/4HANA customers in the quarter, of which approximately 30% are net new SAP customers. The S/4HANA innovation cycle is contributing significantly to SAP’s global pipeline.

IFRS operating profit was up 28% to €0.81 billion. Non-IFRS operating profit grew 5% to €1.1 billion (4% at constant currencies). IFRS earnings per share increased 37% to €0.48. Non-IFRS earnings per share increased 9% to €0.64.

[1]	New cloud bookings consist of order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized.

SAP Announces Preliminary First Quarter 2016 Results	Page 3

FINANCIAL HIGHLIGHTS

FIRST QUARTER 2016

	First Quarter 20161)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q1 2016	Q1 2015	Δ in %	Q1 2016	Q1 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings	0.14	0.12	22	N/A	N/A	N/A	N/A
Cloud subscriptions and support	0.68	0.50	35	0.68	0.51	33	33
Software licenses	0.61	0.70	–13	0.61	0.70	–13	–10
Software support	2.56	2.45	4	2.56	2.45	5	5
Software licenses and support	3.17	3.15	1	3.17	3.15	1	2
Cloud and software	3.85	3.65	5	3.85	3.66	5	6
Total revenue	4.73	4.50	5	4.73	4.50	5	6
Operating profit	0.81	0.64	28	1.10	1.06	5	4
Operating margin (in %)	17.2	14.2	3.0pp	23.3	23.5	–0.1pp	–0.4pp
Earnings per share, basic (in €)	0.48	0.35	37	0.64	0.58	9

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS cloud subscriptions and support revenue was €0.68 billion (2015: €0.50 billion), an increase of 35%. Non-IFRS cloud subscriptions and support revenue was €0.68 billion (2015: €0.51 billion), an increase of 33% (33% at constant currencies). IFRS software licenses revenue was €0.61 billion (2015: €0.70 billion), a decrease of 13%. Non-IFRS software licenses revenue was €0.61 billion (2015: €0.70 billion), a decrease of 13% (10% at constant currencies). IFRS software licenses and support revenue was €3.17 billion (2015: €3.15 billion), an increase of 1%. Non-IFRS software licenses and support revenue was €3.17 billion (2015: €3.15 billion), an increase of 1% (2% at constant currencies). IFRS cloud and software revenue was €3.85 billion (2015: €3.65 billion), an increase of 5%. Non-IFRS cloud and software revenue was €3.85 billion (2015: €3.66 billion), an increase of 5% (6% at constant currencies). IFRS total revenue was €4.73 billion (2015: €4.50 billion), an increase of 5%. Non-IFRS total revenue was €4.73 billion (2015: €4.50 billion), an increase of 5% (6% at constant currencies).

IFRS operating profit was €0.81 billion (2015: €0.64 billion), an increase of 28%. Non-IFRS operating profit was €1.10 billion (2015: €1.06 billion), an increase of 5% (4% at constant currencies). IFRS operating margin was 17.2% (2015: 14.2%, an increase of 3.0 percentage points. Non-IFRS operating margin was 23.3% (2015: 23.5%, a decrease of 0.1 percentage points (0.4 percentage points at constant currencies).

IFRS basic earnings per share was €0.48 (2015: €0.35), an increase of 37%. Non-IFRS basic earnings per share was €0.64 (2015: €0.58), an increase of 9%.

SAP Announces Preliminary First Quarter 2016 Results	Page 4

BUSINESS OUTLOOK 2016

The Company reiterates the following 2016 outlook:

•

Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €2.95 - €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.

•	The Company expects full year 2016 non-IFRS cloud and software revenue to increase by 6% - 8% at constant currencies (2015: €17.23 billion).

•	The Company expects full-year 2016 non-IFRS operating profit to be in a range of €6.4 billion - €6.7 billion at constant currencies (2015: €6.35 billion).

The Company will report its complete first quarter 2016 results on April 20th.

Additional Information

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

First Quarter 2016 Quarterly Statement

SAP’s first quarter 2016 quarterly statement will be published on April 20, 2016 and will be available for download at www.sap.com/investor.

Webcast

SAP earnings conference call for financial analysts will take place on Wednesday, April 20th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable approximately 300,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber                                         +49 (6227) 7-44872                     investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Nicola Leske                                          +49 (6227) 7-50852                     nicola.leske@sap.com, CET

Daniel Reinhardt                                    +49 (6227) 7-40201                     daniel.reinhardt@sap.com, CET

Rajiv Sekhri                                            +49 (6227) 7-74871                     rajiv.sekhri@sap.com, CET

SAP Announces Preliminary First Quarter 2016 Results	Page 5

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